AUTOMATED WATER MACHINES INC. DBA KADEYA

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Automated Water Machines Inc. DBA Kadeya
Chicago, Illinois

We have reviewed the accompanying financial statements of Automated Water Machines Inc. DBA Kadeya (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 18, 2025
Los Angeles, California

AUTOMATED WATER MACHINES INC. DBA KADEYA
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	237,952	$	843,085
Accounts Receivable, net		-		6,578
Total Current Assets		**237,952**		**849,663**
Property and Equipment, net		69,429		103,905
Security Deposit		4,200		4,200
Total Assets	$	**311,581**	$	**957,768**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	193,383	$	218,246
Current Portion of Convertible Notes		100,000		100,000
Accrued Interest on Convertible Notes		11,781		6,781
Other Current Liabilities		31,539		7,162
Total Current Liabilities		**336,703**		**332,189**
Loans and Promissory Notes, net of current portion		300,000		300,000
Related Party Loans		969,315		969,315
Accrued Interest on Loans and Promissory Notes		38,817		-
Simple Agreement for Future Equity		6,037,202		4,515,990
Total Liabilities		**7,682,037**		**6,117,494**
STOCKHOLDERS' EQUITY				
Common Stock		2,255		654
Additional Paid in Capital		5,090		2,786
Accumulated Deficit		(7,377,801)		(5,163,166)
Total Stockholders' Equity		**(7,370,456)**		**(5,159,726)**
Total Liabilities and Stockholders' Equity	$	**311,581**	$	**957,768**

See accompanying notes to financial statements.

AUTOMATED WATER MACHINES INC. DBA KADEYA

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 8,051	$ 25,877
Cost of Goods Sold	8,051	25,877
Gross Profit	**-**	**-**
Operating Expenses		
Research and Development	1,498,149	1,078,469
Selling and Marketing	181,388	282,687
General and Administrative	816,845	579,426
Total Operating Expenses	**2,496,382**	**1,940,582**
Net Operating Loss	**(2,496,382)**	**(1,940,582)**
Interest Expense	43,817	43,173
Grant Income	(312,500)	(388,604)
Other Loss/(Income)	(13,064)	(42,851)
Loss Before Provision for Income Taxes	**(2,214,635)**	**(1,552,300)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,214,635)**	**$ (1,552,300)**

See accompanying notes to financial statements.

AUTOMATED WATER MACHINES INC. DBA KADEYA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2022	**6,047,471**	**$ 605**	**$ 1,199**	**$ (3,610,865)**	**$ (3,609,061)**
Issuance of Stock	491,570	49	-		49
Share-Based Compensation			1,587		1,587
Net Loss				(1,552,301)	(1,552,301)
Balance—December 31, 2023	**6,539,041**	**654**	**2,786**	**$ (5,163,166)**	**$ (5,159,726)**
Issuance of stock	16,015,799	1,602	-		1,602
Share-Based Compensation			2,304		2,304
Net Loss				(2,214,635)	(2,214,635)
Balance—December 31, 2024	**22,554,840**	**$ 2,255**	**$ 5,090**	**$ (7,377,801)**	**$ (7,370,456)**

See accompanying notes to financial statements.

AUTOMATED WATER MACHINES INC. DBA KADEYA

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ (2,214,635)	$ (1,552,301)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	34,476	27,266
Accrued Interest on Convertible Notes		
Share-Based Compensation	2,304	1,587
Accrued Interest on Convertible Notes	5,000	5,000
Accrued Interest on Loans and Promissory Notes	38,817	
Fair Value in Excess of Stated Value of Derivative Instrument	(9,088)	(50,068)
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	6,578	(6,578)
Accounts Payable	(24,863)	126,170
Other Current Liabilities	24,376	(41,335)
Security Deposit	-	(4,200)
Net Cash Used In Operating Activities	**(2,137,035)**	**(1,494,459)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(42,867)
Net Cash Used in Investing Activities	**-**	**(42,867)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	1,602	49
Borrowing on Promissory Notes and Loans	-	300,000
Repayment of Related Party Loans		(12,401)
Proceeds from Issuance of Simple Agreement for Future Equity	1,530,300	1,850,000
Net Cash Provided by Financing Activities	**1,531,902**	**2,137,648**
Change in Cash & Cash Equivalents	**(605,133)**	**600,323**
Cash & Cash Equivalents —Beginning of The Year	843,085	242,762
Cash & Cash Equivalents—End of The Year	**$ 237,952**	**$ 843,085**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ 38,173

See accompanying notes to financial statement

1. NATURE OF OPERATION

Automated Water Machines Inc. DBA Kadeya was incorporated on May 5, 2020, in the District of Delaware. The financial statements of Automated Water Machines Inc. DBA Kadeya (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Kadeya is reinventing beverage distribution with the world's first fully automated vending machine that cleans, sanitizes, inspects, and refills reusable stainless steel bottles on-site. By eliminating single-use packaging and streamlining logistics, Kadeya offers a sustainable, closed-loop hydration solution for workplaces and other high-volume environments. Kadeya targets blue-collar and industrial workplaces with a hydration-as-a-service model, allowing customers to pay per drink. The company partners with food and beverage service providers for rapid scaling and offers equipment leasing or purchase options for channel partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $585,200, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined that no allowance for expected credit loss is needed.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Computer Equipment	3 years

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

Kadeya recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company primarily generates revenue through its hydration-as-a-service model, whereby customers pay per beverage dispensed from Kadeya's automated vending stations. Revenue is recognized at the point in time when a beverage is dispensed and control of the product transfers to the customer.

For customers who lease or purchase Kadeya equipment, revenue from equipment sales is recognized upon delivery and transfer of control, provided all performance obligations have been satisfied. Lease revenues, if applicable, are recognized over the lease term in accordance with ASC 842.

The Company also enters into strategic partnerships and channel agreements, under which it may receive fixed or variable consideration. Any such consideration is recognized as revenue when the related performance obligations are satisfied, based on the terms of the contract.

In 2024 and 2023, the Company conducted pilot programs and trials. Revenue recognized during the year relates to beverage charges from a smart vending machine operated during a limited trial and a fixed monthly fee for a multi-month trial program.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences

attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 18, 2025, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Payroll and Benefits	12,688	250
Accrued Credit Card	7,551	4,412
Customer Deposits	11,300	2,500
Total Other Current Liabilities	$ 31,539	$ 7,162

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Equipment	$ 132,366	$ 132,366
Computer Equipment	6,860	6,860
Property and Equipment, at cost	139,226	139,226
Accumulated Depreciation	(69,797)	(35,321)
Property and Equipment, net	$ 69,429	$ 103,905

Depreciation expense for the years ended December 31, 2024, and 2023 were $34,476 and $27,266, respectively.

5. DEBT

Promissory Note and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024			As of December 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
JLL Loan	300,000	0.00%	11/18/2020	5/20/2026	-	300,000	300,000	-	300,000	300,000
Total	$ 300,000				$ -	$ 300,000	$ 300,000	$ -	$ 300,000	$ 300,000

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ -
2026	300,000
2027	-
2028	-
2029	-
Thereafter	-
Total	$ 300,000

Related Party Loans

During the years presented, the Company borrowed money from the shareholders and the CEO, Manuela Zoninsein. The details of the loans from the owners are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2024			As of December 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Revolving Demand Note- Manuela Zoninsein	$ 200,000	4.00%	5/20/2022	5/20/2026	$ -	$ 200,000	$ 200,000	$ -	$ 200,000	$ 200,000
Revolving Demand Note- Manuela Zoninsein	150,000	4.00%	8/19/2022	5/20/2026	-	150,000	150,000		150,000	150,000
Revolving Demand Note- Manuela Zoninsein	119,315	4.00%	8/31/2022	5/20/2026	-	119,315	119,315		119,315	119,315
Revolving Demand Note- Manuela Zoninsein	300,000	4.00%	10/11/2022	5/20/2026		300,000	300,000		300,000	300,000
Revolving Demand Note- Manuela Zoninsein	200,000	4.00%	11/15/2022	5/20/2026		200,000	200,000		200,000	200,000
Total	$ 969,315				$ -	$ 969,315	$ 969,315	$ -	$ 969,315	$ 969,315

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 100,000	5.00%	08/23/2022	08/23/2024	$ 100,000	$ -	$ 100,000	$ 100,000	$ -	$ 100,000
Total	**$ 100,000**				**$ 100,000**	**$ -**	**$ 100,000**	**$ 100,000**	**$ -**	**$ 100,000**

Each note will be convertible into Conversion Shares pursuant to the following events:

- Qualified Financing Conversion: Upon the closing of a Qualified Financing (defined as an equity financing with total gross proceeds of at least $250,000), the outstanding principal and any unpaid accrued interest under the note will automatically convert into the same class of equity securities issued in the financing. The conversion price will be the lower of (i) 80% of the price paid by new investors in the financing (reflecting a 20% discount), or (ii) a price based on a $5,000,000 valuation cap, calculated on a fully diluted basis. The issuance of such equity securities will be on the same terms and conditions as those offered to investors in the Qualified Financing.
- Maturity Conversion: If a Qualified Financing does not occur before the maturity date, the holder has the right, at their election, to convert the note into the Company's preferred stock (or common stock, if preferred is not authorized), at a conversion price based on the $5,000,000 valuation cap, also calculated on a fully diluted basis.
- Sale of the Company: If a Sale of the Company occurs prior to conversion or repayment, the holder is entitled to receive the greater of (i) the principal and unpaid interest or (ii) the amount the holder would have received had the note converted into common stock immediately prior to the transaction, using a conversion price based on the lesser of the actual purchase price or the valuation cap, as defined in the agreement.
- Network Launch Option (if applicable): In the event of a Network Launch (i.e., issuance of blockchain-based Tokens), the holder has the right, but not the obligation, to convert the outstanding balance into Tokens at 80% of the lowest price paid by third-party purchasers.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2024	2023
SAFE - 2020, 2021 and 2022	2020-2022	5,000,000	999,435	10%	$ 999,435	$ 999,435
SAFE - 2022	2022	7,500,000	1,765,000	0%	1,765,000	1,765,000
SAFE- 2023	2023	7,500,000	1,225,000	0%	1,225,000	1,225,000
SAFE - 2023 and 2024	2023-2024	11,500,000	1,636,000	0%	1,636,000	625,000
SAFE - 2024	2024	15,000,000	519,300	0%	519,300	-
Fair Value in Excess of Stated Value of Derivative Instrument	-	-	-	-	$ (107,533)	$ (98,445)
Total SAFE(s)			**$ 6,144,735**		**$ 6,037,202**	**$ 4,515,990**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of the Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6.   SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 17,639,182 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**12,532**	**$ 0.001**	**-**
Granted	58,251		
Exercised	(5,555)		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	**65,228**	**$ 0.001**	**9.39**
Exercisable Options at December 31, 2023	**64,195**	**$ 0.001**	**9.39**
Granted	33,958	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2024	**99,186**	**$ 0.001**	**8.39**
Exercisable Options at December 31, 2024	**98,111**	**$ 0.001**	**8.39**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $2,304 and $1,587, respectively.

7.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 22,654,027 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 22,554,840 and 6,539,041 shares of common stock, respectively, have been issued and were outstanding.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (453,937)	$ (357,075)
Valuation Allowance	453,937	357,075
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (1,645,001)	$ (1,191,064)
Valuation Allowance	1,645,001	1,191,064
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,393,447. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

In prior periods, the Company received Revolving Demand Notes totaling $969,315 from its shareholder and CEO, Manuela Zoninsein. The notes bear interest at 4% per annum and have a maturity date of May 20, 2026. As of December 31, 2024 and December 31, 2023, the outstanding balance of the notes was $969,315.

11.   SUBSEQUENT EVENTS

In 2025, the Company is finalizing the issuance of Simple Agreements for Future Equity ("SAFEs") totaling $99,500, with a valuation cap of $16,000,000 and no discount rate.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,496,382, an operating cash flow loss of $2,137,035 and liquid assets in cash of $237,952, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.